SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Ariens, Michael S. (Last) (First) (Middle) 700 North Adams Street P. O. Box 19001 (Street) Green Bay, WI 54307-9001 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol WPS Resources Corporation WPS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) September 20, 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	09/20/2002	R |	55.2513 | A | $35.1550	3,680.8064	I	By M&M Ariens, Inc. by SIP
Common Stock	09/20/2002	R |	58.8016 | A | $35.1550	496.6593	I	By Stock Investment Plan
Common Stock				3,426.0000	D
Common Stock				5.0000	I	By M&M Ariens, Inc.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Ariens, Michael S. - September 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Deferred Stock Unit	1-for-1	09/20/2002	A (1) |	(A) 28.5469	Varies (2) | Varies (2)	Common Stock - 28.5469	$35.1900	1,906.2445	D
Phantom Stock Unit	1-for-1	09/20/2002	A (3) |	(A) 109.3202	Varies (4) | Varies (4)	Common Stock - 109.3202	$35.1900	7,299.9316	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 09-24-2002 ** Signature of Reporting Person Date Barth J. Wolf (See POA filed August 2002) Michael S. Ariens Page 2 SEC 1474 (3-99)

Ariens, Michael S. - September 2002
Form 4 (continued)
FOOTNOTE Descriptions for WPS Resources Corporation WPS

Form 4 - September 2002

Michael S. Ariens
700 North Adams Street
P. O. Box 19001
Green Bay, WI 54307-9001
Explanation of responses:

 (1)   Award of deferred stock units under WPS Resources Corporation Non-Employee Director Deferred Compensation and Deferred Stock Unit Plan.
(2)   Unless the participant has selected a later commencement date, distribution of stock and equivalents will commence within 60 days following the end of the calendar year in which occurs the participant's retirement or termination as director.
(3)   Award of phantom stock units under WPS Resources Corporation Non-Employee Director Deferred Compensation Plan.
(4)   Unless the participant has selected a later commencement date, distribution of stock and equivalents will commence within 60 days following the end of the calendar year in which occurs the participant's retirement or termination of employment or service.

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